Filed by HSBC Holdings plc Pursuant to Rule 425 under the Securities Act of 1933

Exchange Act File No.: 001 08198 Subject Company: Household International, Inc.

The following press release was issued jointly by HSBC Holdings plc and Household International, Inc. on November 14, 2002.

14 November 2002

HSBC TO ACQUIRE HOUSEHOLD INTERNATIONAL

HSBC Holdings plc (“HSBC”) and Household International, Inc. (“Household”) have reached agreement for HSBC to acquire Household.

Under the terms of the merger agreement, which has been approved by each company’s board of directors, Household common shareholders will be entitled to receive 2.675 HSBC ordinary shares or 0.535 HSBC American Depositary Shares for each share of Household common stock. The consideration is valued at approximately US$30.04 per Household share, based on the closing price of a HSBC ordinary share on the London Stock Exchange of £7.07 (approximately US$11.23) on 13 November 2002. On this basis the total consideration for the current outstanding Household common stock is approximately US$14,242 million (approximately £8,967 million). The HSBC shares to be issued in exchange for Household common shares will result in an increase in the issued share capital of HSBC of approximately 13.38%.

Options over shares of Household common stock granted under various Household option plans will be converted into options over HSBC ordinary shares. Certain of Household’s outstanding preferred stock will be redeemed by Household pursuant to their respective terms. The remaining series of Household’s outstanding preferred stock will be converted in the acquisition into the right to receive from HSBC cash in an aggregate amount of US$1,100 million.

The agreement is subject to a number of conditions including the approval of the shareholders of HSBC and Household, and regulatory and other consents and approvals in the USA, Canada, the UK and other relevant jurisdictions. The acquisition is expected to be completed during the first quarter of 2003. Upon completion, Household will become a wholly-owned subsidiary of the HSBC Group.

HSBC to acquire Household

The acquisition:

•	Meets HSBC’s stated objective of growing consumer assets, adding a significant business with over 50 million customers worldwide and total owned assets as at 30 September 2002 of US$101 billion.

•	Improves the geographic balance of HSBC’s earnings, significantly increasing the contribution from North America.

•	Delivers national coverage in the USA for consumer lending, credit cards and credit insurance with approximately 1,400 offices in 46 States.

•	Creates a top 10 credit card player globally.

•	Offers exciting opportunities to extend Household’s business model into countries and territories currently served by HSBC.

•	Broadens the product range available to the enlarged customer base.

•	Provides the opportunity for significant funding, cost and revenue synergies.

The combination of businesses is expected to produce cost savings in the areas of information technology, administrative support and the consolidating of card processing. The acquisition is expected to be accretive to earnings per share for 2003.

Sir John Bond, HSBC Group Chairman, said: “This is a great opportunity for us to strengthen both HSBC and Household’s businesses in a way that benefits both sets of shareholders and is consistent with HSBC’s strategic objectives. This deal brings together one of the world’s most successful deposit gatherers with one of the world’s largest generators of assets. It is an extremely good match.

HSBC to acquire Household

“Household will bring over 50 million customers in North America and provide coverage throughout the USA. We also welcome into the Group a talented management team which has created one of the best-in-class technology and marketing platforms in financial services.”

William F. Aldinger, Chairman and CEO of Household, said: “The opportunities within Household to build our business are significantly enhanced through the financial strength and extensive product range which HSBC brings. In particular, we look forward to the opportunity to be able to refer up to HSBC those of our customers who might otherwise be lost to the traditional banking sector as their financial circumstances allow. They will have the opportunity to stay within our enlarged group.

“We also see great potential from combining HSBC’s strong relations in lending, cash management and trade services to the retail trade sector with our partnering relationships in private label credit cards.”

Description of businesses

Founded in 1878, Household is a leading provider of consumer loans, credit cards, auto finance and credit insurance to over 50 million customers across the USA, the UK and Canada.

Household is the largest independent consumer finance company in the USA. It is also the country’s second largest third-party issuer of private label credit cards and eighth largest issuer of MasterCard and Visa credit cards. Household is the USA’s fourth largest provider of credit insurance.

In the UK and Ireland, with over 200 branches operating under the HFC and Beneficial brand names, Household is a leading provider of consumer loans, retail finance and credit

HSBC to acquire Household

cards. In Canada, Household has 110 branches in 10 provinces offering a range of consumer financial services.

The following table sets out selected consolidated financial information of Household (in US$ millions) which has been extracted from its filings with the US Securities and Exchange Commission:

	Six months ended	Year ended	Year ended

	30 June 2002	31 December 2001	31 December 2000
Total common shareholders’ equity	8,661.2	7,842.9	7,667.2
Income before income taxes	1,502.6	2,818.4	2,499.5
Net income	998.4	1,847.6	1,630.6

Household is listed on the New York Stock Exchange.

Headquartered in London, HSBC is one of the largest banking and financial services organisations in the world. At 30 June 2002, the HSBC Group had total assets of US$746 billion and total capital resources of US$55 billion.

The HSBC Group’s international network comprises more than 7,000 offices in 81 countries and territories, operating in the Asia-Pacific region, Europe, the Americas, the Middle East and Africa. HSBC is the largest foreign-owned bank in the USA, where the Group’s origins date back to 1850. HSBC’s principal operating entity in the USA, HSBC Bank USA, has the largest branch network in New York State.

HSBC is listed on stock exchanges in London, Hong Kong, New York and Paris. Its shares are held by around 190,000 shareholders in some 100 countries and territories.

Through a global network linked by advanced technology, the Group provides a comprehensive range of financial services: personal, commercial, investment and private banking; trade services; cash management; treasury and capital markets services; insurance;

HSBC to acquire Household

consumer and business finance; pension and investment fund management; trustee services; and securities and custody services.

Further information on Household and HSBC is set out in Appendices 1 and 2 which form part of this announcement.

Details of the acquisition

Structure

The acquisition will be effected in accordance with the terms of a merger agreement entered into today between HSBC, a wholly-owned subsidiary of HSBC, and Household, which provides for Household to be merged with that subsidiary of HSBC. Following the merger Household will be a wholly-owned subsidiary of HSBC Group.

Terms and consideration

Under the terms of the merger agreement Household common shareholders will receive 2.675 new HSBC ordinary shares for each share of Household common stock, equivalent to approximately US$30.04 per Household share based on the closing price of a HSBC ordinary share on the London Stock Exchange of £7.07 (approximately US$11.23) on 13 November 2002. Household shareholders will have the right to elect to receive instead 0.535 HSBC American Depositary Shares per share of common stock of Household. Each American Depositary Share represents five ordinary shares of HSBC. The merger is expected to be tax-free for common shareholders of Household under US tax law.

Holders of Household common stock will receive the regular Household quarterly dividend payable in January 2003 and will be entitled to receive the benefit of the HSBC second interim dividend in respect of 2002, which is expected to be paid to HSBC shareholders in May 2003.

HSBC to acquire Household

Based on the current outstanding Household common stock, 1,268,260,653 new ordinary shares of US$0.50 each of HSBC will be issued as consideration representing a total consideration of approximately US$14,242 million (approximately £8,967 million) based on the closing price of a HSBC share on the London Stock Exchange on 13 November 2002.

The outstanding options to purchase 21,366,370 shares of Household granted under various Household option plans will be assumed by HSBC and converted into options to purchase shares of HSBC (and the per share exercise prices will be adjusted) based on the exchange ratio for the underlying common shares as described above.

Certain series of Household’s outstanding preferred stock will be redeemed by Household pursuant to their respective terms at their liquidation value (103% of liquidation value in the case of the US$4.50 Cumulative Preferred Stock) at an aggregate cost of approximately US$115 million, plus accrued but unpaid dividends. The remaining series of Household’s outstanding preferred stock will be converted in the acquisition into the right to receive from HSBC cash in an amount equal to their liquidation value (in an aggregate amount of US$1,100 million) plus accrued but unpaid dividends, unless a holder instead exercises statutory appraisal rights to receive the judicially appraised value of his shares of such preferred stock. Outstanding Trust Preferred Stock guaranteed by Household and outstanding Household indebtedness will remain outstanding as obligations of Household following the acquisition. Pursuant to their terms, the outstanding Household 8.875% Adjustable Conversion-Rate Equity Units will also remain outstanding, with the purchase contracts that form a portion of such Units becoming contracts to purchase HSBC ordinary shares in lieu of Household shares.

Assuming full exercise of all the aforementioned options and Units, up to a maximum of 124,832,539 additional HSBC ordinary shares could potentially be issued as a result of the acquisition.

HSBC to acquire Household

The consideration was arrived at after arm’s length negotiations between the parties and the directors of HSBC consider it to be fair and reasonable.

Household has agreed to pay HSBC a termination fee of US$550 million under certain circumstances if the acquisition is not completed.

The new HSBC shares will be issued pursuant to the existing authority granted to the directors of HSBC at the annual general meeting held on 31 May 2002 and/or pursuant to a new authority to be sought from shareholders.

Conditions and approvals

The acquisition is subject to certain conditions including approval by the shareholders of each of HSBC and Household and various regulatory and other consents and approvals in the United States, Canada, the UK and other relevant jurisdictions. It is expected to be completed by the end of the first quarter of 2003.

The acquisition constitutes for HSBC a Class 1 transaction under the Listing Rules of the UK Financial Services Authority and a discloseable transaction under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong. The acquisition does not involve any connected person of HSBC (as defined in the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong).

The acquisition is conditional upon, amongst other matters, the approval of the merger agreement by the holders of voting shares of HSBC and Household at shareholders’ meetings, which are expected to take place in the first quarter of 2003. Formal documentation relating to the acquisition will be sent to HSBC and Household shareholders in due course. This documentation will include notices of the shareholders’ meetings and full details of the acquisition, and will set out the necessary actions to be taken by shareholders of HSBC and Household.

HSBC to acquire Household

Application will be made to the UK Listing Authority and to the London Stock Exchange for the new ordinary shares of HSBC to be admitted to the Official List and to trading respectively, to the Stock Exchange of Hong Kong for listing of, and permission to deal in, the new ordinary shares of HSBC, and to the New York Stock Exchange and Euronext, Paris for listing of the new ordinary shares of HSBC.

An application has been made to the Stock Exchange of Hong Kong to bring the timetable for the sending of documentation to HSBC shareholders in line with the sending of documentation to Household common shareholders which is subject to a filing and review process with the US Securities and Exchange Commission. It is expected that this documentation will be sent in the first quarter of 2003.

Boards’ recommendations

The board of HSBC considers the acquisition to be in the best interests of HSBC’s shareholders taken as a whole. In addition, the board of HSBC, which has been advised by Morgan Stanley & Co. Limited, Rohatyn Associates LLC and HSBC Investment Bank plc, considers the financial terms of the acquisition to be fair and reasonable. In providing advice to the board of HSBC, Morgan Stanley & Co. Limited, Rohatyn Associates LLC and HSBC Investment Bank plc have taken into account the board’s commercial assessment of the transaction.

The board of Household has unanimously approved the acquisition and has determined to recommend that Household shareholders vote in favour of the resolutions to be proposed at a special shareholder meeting. Goldman, Sachs & Co. acted as financial adviser to Household and has provided an opinion to the board of Household that, from a financial point of view, the exchange ratio is fair to the common shareholders of Household. Separately, Keefe Bruyette & Woods, Inc. has provided an opinion that the consideration to be received in respect of preferred stock is fair to the preferred shareholders of Household from a financial point of view.

HSBC to acquire Household

Management

William F. Aldinger, currently Chairman and CEO of Household, will become Chairman and CEO of a new holding company of the enlarged group in the USA by the end of 2003. He will enter into a new employment agreement with Household for a term of three years. Youssef A Nasr will continue as President and CEO of HSBC North America Inc. David A Schoenholz, President and COO of Household Inc, will manage the Consumer Finance business. Both executives will report to William F. Aldinger.

It is intended that William F. Aldinger will be invited to join the board of HSBC.

An exchange rate of US$1.5883 = £1, being the rate prevailing at the close of business in London on 13 November 2002, has been used above.

HSBC to acquire Household

Media contacts:

	HSBC	Household

London	Richard Beck/Adrian Russell	—
Tel: + 44 (20) 7260 6757/8211

New York	Kathleen Rizzo Young	Craig Streem
	Tel: (212) 525 3800	Tel: (847) 564 6053

Hong Kong	Gareth Hewett	—
Tel: (852) 2822 4929

Investor Relations contacts:

	HSBC	Household

London	Pat McGuinness	—
Tel: + 44 (20) 7992 1938

New York	Ted Ayvas	Celeste Murphy
	Tel: (212) 525 6191	Tel: (847) 564 7568

Hong Kong	Gareth Hewett	—
Tel: (852) 2822 4929

Notes to editors:

1.	Analysts’ conference Analysts are invited to a presentation by HSBC and Household at 10.00hrs on Thursday 14 November 2002, at HSBC’s new headquarters, 8 Canada Square, London E14.

2.	Press conference Media are invited to a presentation by HSBC and Household at 12.00hrs on Thursday 14 November 2002, at HSBC’s new headquarters, 8 Canada Square, London E14.

3.	TV and photography
After pre-registering with Reneé Annison at HSBC on 020 7260 9487, television cameras and photographers will be accommodated at the press conference at 12.00hrs on Thursday 14 November 2002, as above (see item 2).

HSBC to acquire Household

This document may contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbour provisions of the US federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies’ ability to control or estimate precisely, such as changes in economic and market conditions, changes in interest rates and foreign exchange rates, changes in law, governmental policy and regulation, the effects of competition, the ability of HSBC and Household to adequately identify and manage the risks they face, changes resulting from the proposed acquisition including the difficulties of integrating systems, operational functions and cultures, and other risk factors detailed in HSBC’s and Household’s respective reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither HSBC nor Household undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement.

Investors and security holders are advised to read the prospectus regarding the business combination transaction referenced in this announcement, when it becomes available, because it will contain important information. The HSBC prospectus will also constitute the Household proxy statement and will be filed with the Securities and Exchange Commission by both companies. Household shareholders may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by either company at the Commission’s website at www.sec.gov. When available, the proxy statement/prospectus and the other documents may also be obtained from HSBC by contacting HSBC, Attention: Ted Ayvas,Tel: (212) 525 6191 and/or Household by contacting Household, Attention: Craig Streem Tel: (847) 564 6055.

HSBC and Household and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Household shareholders in favour of the acquisition. Information concerning the participants will be set forth in the proxy statement/prospectus when it is filed with the Securities Exchange Commission.

Morgan Stanley & Co. Limited, Rohatyn Associates LLC and HSBC Investment Bank plc are acting for HSBC in connection with the acquisition and for no one else and will not be responsible to anyone other than HSBC for providing the protections afforded to clients of Morgan Stanley & Co. Limited, Rohatyn Associates LLC and HSBC Investment Bank plc or for providing advice in relation to the acquisition.

HSBC to acquire Household

Appendix 1 — Summary Financial Information of Household

The following information is presented on a US GAAP basis and is extracted from Household’s filings with the US Securities and Exchange Commission.

Household
Condensed consolidated
statement of income

	US$ millions

	Six months ended 30	Year ended 31	Year ended 31
	June 2002	December 2001	December 2000
Net Interest margin	3,225.9	5,787.5	4,721.7
Provisions for credit
losses on owned receivables	(1,773.9)	(2,912.9)	(2,116.9)
Net interest margin after
provisions for credit
losses	1,452.0	2,874.6	2,604.8
Securitization revenue	1,041.7	1,762.9	1,459.3
Insurance revenue	347.6	662.4	561.2
Investment income	90.2	167.7	174.2
Fee income	406.8	903.5	760.2
Other income	283.3	322.5	228.8
Total other revenues	2,169.6	3,819.0	3,183.7
Salaries and fringe benefits	(898.3)	(1,597.2)	(1,312.1)
Sales incentives	(121.7)	(273.2)	(203.6)
Occupancy and equipment
expense	(185.5)	(337.4)	(306.6)
Other marketing expenses	(273.9)	(490.4)	(443.6)
Other servicing and
administrative expenses	(435.8)	(716.8)	(595.0)
Amortization of acquired
intangibles and goodwill	(32.4)	(157.6)	(166.4)
Policyholders’ benefits	(171.4)	(302.6)	(261.7)
Total costs and expenses	(2,119.0)	(3,875.2)	(3,289.0)
Income before income taxes	1,502.6	2,818.4	2,499.5
Income taxes	(504.2)	(970.8)	(868.9)
Net income	998.4	1,847.6	1,630.6
The Hong Kong dollar equivalent figures are for information only and are translated using the following average rates:
- HK$/US$

[Additional columns below]

[Continued from above table, first column(s) repeated]

	HK$ millions

	Six months ended 30	Year ended 31	Year ended 31
	June 2002	December 2001	December 2000
Net Interest margin	25,159	45,143	36,791
Provisions for credit
losses on owned receivables	(13,835)	(22,721)	(16,495)
Net interest margin after
provisions for credit
losses	11,324	22,422	20,296
Securitization revenue	8,124	13,751	11,371
Insurance revenue	2,711	5,167	4,373
Investment income	703	1,308	1,357
Fee income	3,173	7,047	5,923
Other income	2,209	2,516	1,783
Total other revenues	16,920	29,789	24,807
Salaries and fringe benefits	(7,006)	(12,458)	(10,224)
Sales incentives	(949)	(2,131)	(1,586)
Occupancy and equipment
expense	(1,447)	(2,632)	(2,389)
Other marketing expenses	(2,136)	(3,825)	(3,457)
Other servicing and
administrative expenses	(3,399)	(5,591)	(4,636)
Amortization of acquired
intangibles and goodwill	(253)	(1,229)	(1,297)
Policyholders’ benefits	(1,337)	(2,360)	(2,039)
Total costs and expenses	(16,527)	(30,226)	(25,628)
Income before income taxes	11,717	21,985	19,475
Income taxes	(3,932)	(7,572)	(6,770)
Net income	7,785	14,413	12,705
The Hong Kong dollar equivalent figures are for information only and are translated using the following average rates:
- HK$/US$	7.799	7.800	7.792

HSBC to acquire Household

Household
Condensed consolidated balance sheet

	US$ millions
	As at	As at
	30 June 2002	31 December 2001
Assets
Cash	346.6	543.6
Investment securities	8,229.7	3,580.5
Receivables, net	82,133.0	79,263.5
Acquired intangibles, net	418.5	455.6
Goodwill	1,122.1	1,107.4
Properties and equipment, net	550.0	531.1
Real estate owned	456.7	398.9
Other assets	3,549.7	3,030.3
Total assets	96,806.3	88,910.9

Liabilities and shareholders’ equity
Debt
- Deposits	5,611.8	6,562.3
- Commercial paper, bank and other borrowings	3,598.7	12,024.3
- Senior and Senior subordinated debt (with original maturities over one year)	73,269.4	56,823.6
Total debt	82,479.9	75,410.2
Insurance policy and claim reserves	1,037.2	1,094.5
Other liabilities	2,809.8	3,132.5
Total liabilities	86,326.9	79,637.2

Company obligated mandatorily redeemable
preferred securities of subsidiary trusts	975.0	975.0
Preferred stock	843.2	455.8
Common shareholders’ equity
- Common stock	551.7	551.7
- Additional paid-in capital	2,058.3	2,030.0
- Retained earnings	9,597.3	8,837.5
- Accumulated other comprehensive income	(605.3)	(732.4)
Less: common stock in treasury	(2,940.8)	(2,843.9)
Total common shareholders’ equity	8,661.2	7,842.9

Total liabilities and shareholders’ equity	96,806.3	88,910.9
The Hong Kong dollar equivalent figures are for information only and are translated using the following closing rates:
- HK$/US$

[Additional columns below]

[Continued from above table, first column(s) repeated]

	HK$ millions
	As at	As at
	30 June 2002	31 December 2001
Assets
Cash	2,703	4,239
Investment securities	64,192	27,921
Receivables, net	640,637	618,097
Acquired intangibles, net	3,264	3,553
Goodwill	8,752	8,636
Properties and equipment, net	4,290	4,142
Real estate owned	3,562	3,111
Other assets	27,689	23,627
Total assets	755,089	693,326

Liabilities and shareholders’ equity
Debt
- Deposits	43,772	51,173
- Commercial paper, bank and other borrowings	28,070	93,765
- Senior and Senior subordinated debt (with original maturities over one year)	571,501	443,110
Total debt	643,343	588,048
Insurance policy and claim reserves	8,090	8,535
Other liabilities	21,916	24,427
Total liabilities	673,349	621,010

Company obligated mandatorily redeemable
preferred securities of subsidiary trusts	7,605	7,603
Preferred stock	6,577	3,554
Common shareholders’ equity
- Common stock	4,303	4,302
- Additional paid-in capital	16,055	15,830
- Retained earnings	74,859	68,915
- Accumulated other comprehensive income	(4,721)	(5,711)
Less: common stock in treasury	(22,938)	(22,177)
Total common shareholders’ equity	67,558	61,159

Total liabilities and shareholders’ equity	755,089	693,326
The Hong Kong dollar equivalent figures are for information only and are translated using the following closing rates:
- HK$/US$	7.800	7.798

HSBC to acquire Household

Appendix 2 — Summary Financial Information of HSBC

The financial information in respect of HSBC contained in this Appendix 2 does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Full audited accounts for HSBC Holdings plc for the years ended 31 December 2001 and 31 December 2000 have been delivered to the Registrar of Companies and the auditors of HSBC Holdings plc have given reports under Section 235 of the Companies Act 1985 on such accounts, which were unqualified reports within the meaning of Section 237(2) or (3).

The following information is presented on a UK GAAP basis and is extracted from HSBC’s 2002 Interim Report and 2001 Annual Report and Accounts.

HSBC Consolidated
Profit & Loss Account

	US$ millions
	Six months ended 30	Year ended 31	Year ended *
	June 2002	December 2001	31 December 2000
Interest receivable	14,229	35,261	37,746
Interest payable	(6,636)	(20,536)	(24,023)
Net interest income	7,593	14,725	13,723
Other operating income	5,510	11,163	10,850
Total operating income	13,103	25,888	24,573
Operating expenses	(7,146)	(14,605)	(13,577)
Goodwill amortisation	(396)	(799)	(510)
Operating profit
before provisions	5,561	10,484	10,486
Provisions for bad and
doubtful debts	(715)	(2,037)	(932)
Provisions for
contingent liabilities
and commitments	(3)	(649)	(71)
Loss from foreign
currency
redenomination in
Argentina	(45)	(520)	0
Amounts written off
fixed asset
investments	(139)	(125)	(36)
Operating profit	4,659	7,153	9,447

Share of operating
loss in joint ventures	(23)	(91)	(51)
Share of operating
profit in associates	71	164	75
Gains/(losses) on
disposal of:
- investments	351	754	302
- tangible fixed assets	(1)	20	2
Profit on ordinary
activities before tax	5,057	8,000	9,775
Tax on ordinary
activities	(1,315)	(1,988)	(2,238)
Profit on ordinary
activities after tax	3,742	6,012	7,537

Minority interests:
- equity	(278)	(579)	(558)
- non-equity	(184)	(441)	(351)
Profit attributable to
shareholders	3,280	4,992	6,628

Dividends	(1,929)	(4,467)	(4,010)
Retained profit	1,351	525	2,618

[Additional columns below]

[Continued from above table, first column(s) repeated]

	HK$ millions
	Six months ended 30	Year ended 31	Year ended 31
	June 2002	December 2001	December 2000
Interest receivable	110,972	275,036	294,117
Interest payable	(51,754)	(160,181)	(187,187)
Net interest income	59,218	114,855	106,930
Other operating income	42,972	87,071	84,543
Total operating income	102,190	201,926	191,473
Operating expenses	(55,732)	(113,919)	(105,792)
Goodwill amortisation	(3,088)	(6,232)	(3,974)
Operating profit
before provisions	43,370	81,775	81,707
Provisions for bad and
doubtful debts	(5,576)	(15,889)	(7,262)
Provisions for
contingent liabilities
and commitments	(23)	(5,062)	(553)
Loss from foreign
currency
redenomination in
Argentina	(351)	(4,056)	0
Amounts written off
fixed asset
investments	(1,084)	(975)	(281)
Operating profit	36,336	55,793	73,611

Share of operating
loss in joint ventures	(179)	(709)	(397)
Share of operating
profit in associates	554	1,279	584
Gains/(losses) on
disposal of:
- investments	2,737	5,881	2,353
- tangible fixed assets	(8)	156	16
Profit on ordinary
activities before tax	39,440	62,400	76,167
Tax on ordinary
activities	(10,256)	0	(17,439)
Profit on ordinary
activities after tax	29,184	62,400	58,728

Minority interests:
- equity	(2,168)	(4,516)	(4,348)
- non-equity	(1,435)	(3,440)	(2,735)
Profit attributable to
shareholders	25,581	54,444	51,645

Dividends	(15,044)	(34,843)	(31,246)
Retained profit	10,537	19,601	20,339

HSBC to acquire Household

• - Figures for 2000 have not been restated to reflect the adoption of UK Financial Reporting Standard 19 “Deferred Tax”.
The Hong Kong dollar equivalent figures are for information only and are translated using the following average rates:
- HK$/US$	7.799	7.800	7.792

HSBC to acquire Household

HSBC
Consolidated balance sheet

	US$ millions

	As at	As at
	30 June 2002	31 December 2001
Assets
Cash and balances at central banks	5,561	6,185
Items in the course of collection from
other banks	5,894	5,775
Treasury bills and other eligible bills	19,255	17,971
Hong Kong SAR Government certificates of
indebtedness	8,986	8,637
Loans and advances to banks	100,965	104,641
Loans and advances to customers	342,057	308,649
Debt securities	172,792	160,579
Equity shares	8,710	8,057
Interests in joint ventures	144	292
Interests in associates	1,042	1,056
Other participating interests	47	120
Intangible fixed assets	15,111	14,564
Tangible fixed assets	13,988	13,521
Other assets	44,363	38,632
Prepayments and accrued income	7,420	7,566
Total assets	746,335	696,245
Liabilities
Hong Kong SAR currency notes in circulation	8,986	8,637
Deposits by banks	61,455	53,640
Customer accounts	470,778	449,991
Items in the course of transmission to
other banks	4,112	3,798
Debt securities in issue	28,683	27,098
Other liabilities	86,642	72,623
Accruals and deferred income	7,707	7,149
Provisions for liabilities and charges:
- deferred taxation	1,181	1,057
- other provisions	3,292	3,883
Subordinated liabilities:
- undated loan capital	3,517	3,479
- dated loan capital	12,199	12,001
Minority interests:
- equity	2,253	2,210
- non-equity	4,352	4,291
Called up share capital	4,725	4,678
Reserves	46,453	41,710
Shareholders’ funds	51,178	46,388
Total liabilities	746,335	696,245
The Hong Kong dollar equivalent figures are for information only and are translated using the following closing rates:
-HK$/US$

[Additional columns below]

[Continued from above table, first column(s) repeated]

	HK$ millions

	As at	As at
	30 June 2002	31 December 2001
Assets
Cash and balances at central banks	43,376	48,231
Items in the course of collection from
other banks	45,973	45,033
Treasury bills and other eligible bills	150,189	140,138
Hong Kong SAR Government certificates of
indebtedness	70,091	67,351
Loans and advances to banks	787,526	815,990
Loans and advances to customers	2,668,045	2,406,845
Debt securities	1,347,778	1,252,195
Equity shares	67,938	62,828
Interests in joint ventures	1,123	2,277
Interests in associates	8,128	8,235
Other participating interests	367	936
Intangible fixed assets	117,866	113,570
Tangible fixed assets	109,106	105,437
Other assets	346,031	301,251
Prepayments and accrued income	57,876	59,000
Total assets	5,821,413	5,429,317
Liabilities
Hong Kong SAR currency notes in circulation	70,091	67,351
Deposits by banks	479,349	418,285
Customer accounts	3,672,068	3,509,030
Items in the course of transmission to
other banks	32,074	29,617
Debt securities in issue	223,727	211,310
Other liabilities	675,808	566,314
Accruals and deferred income	60,115	55,748
Provisions for liabilities and charges:
- deferred taxation	9,212	8,242
- other provisions	25,677	30,280
Subordinated liabilities:
- undated loan capital	27,433	27,129
- dated loan capital	95,152	93,584
Minority interests:
- equity	17,573	17,233
- non-equity	33,946	33,461
Called up share capital	36,855	36,479
Reserves	362,333	325,254
Shareholders’ funds	399,188	361,733
Total liabilities	5,821,413	5,429,317
The Hong Kong dollar equivalent figures are for information only and are translated using the following closing rates:
-HK$/US$	7.800	7.798